Dominic J. Addesso President and Chief Financial Officer Everest Re Group, Ltd. Wessex House-2nd Floor P.O. Box HM 845 Hamilton HM DX, Bermuda
July 18, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:  Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
DEF 14A Proxy Statement
Filed April 15, 2011
File No. 001-15731

Dear Mr. Rosenberg:

This is to confirm receipt of your letter dated July 14, 2011, to Mr. Joseph V. Taranto, in regards to Everest Re Group, Ltd.’s December 31, 2010, Form 10-K and DEF 14A Proxy Statement.

As per discussions with your staff, Everest Re Group, Ltd. will provide a response to your comment letter on or before August 11, 2011.

Any questions concerning the above should be directed to the individual below at (908) 604-7400.

Sincerely,

/S/ DOMINIC J. ADDESSO
Dominic J. Addesso